315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
October 12, 2006
Via EDGAR and Federal Express
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549-0303

Re:	HCA Inc.
Revised Schedule 13E-3 and Revised Schedule 14A
Filed October 5, 2006
File No. 1-11239
Dear Mr. Riedler:
     On behalf of our client, HCA Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated October 11, 2006, concerning the revised preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed by the Company on October 5, 2006. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary Proxy Statement (the “Proxy Statement”), that is being filed with the Commission today, both clean and marked to show changes from the version filed on October 5, 2006. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.
     We represent the Company only. To the extent any response relates to information concerning Parent, Merger Sub, Dr. Frist, Thomas F. Frist III, the Frist Entities, the Management Investors, any of the private equity funds affiliated with the sponsors identified in the Proxy Statement, Credit Suisse Securities (USA) LLC or Morgan Stanley & Co. Incorporated, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.
SCHEDULE 14A
Selected Companies Analysis, page 38

NASHVILLE Downtown     •      KNOXVILLE     •      MEMPHIS      •       NASHVILLE Music Row     •      www.bassberry.com

Mr. Jeffrey Riedler
Securities and Exchange Commission
October 12, 2006

1.	We note your response to comment 7, and we reissue the comment in part. Your filing identifies four objective criteria used in selecting the comparable companies: (1) publicly traded (2) hospital companies (3) with general acute care hospital operations and (4) market value in excess of $1.0 billion. Your response letter indicates the financial advisors reviewed various companies against these criteria and determined that the six disclosed companies were the most comparable to HCA.
•	Please identify any other companies that met the four disclosed criteria, and explain why the financial advisors chose not to include each one in the analysis.

•	Similarly revise the “Selected Transactions Analysis” discussion on page 39 to identify any transactions that met the objective criteria disclosed in that discussion but were not included in the analysis. Explain why the advisors chose to exclude each such transaction from the analysis.
RESPONSE: The disclosure on pages 38 and 39 of the Proxy Statement has been revised as requested by the Staff.
Position of Parent, Merger Sub and the Sponsors as to Fairness, page 42
2.	We note from the response and revisions pursuant to comment 10 that Parent, Merger Sub, and Sponsors did not adopt the analyses of the financial advisors.
•	In view of the disclosure that Parent, Merger Sub, and Sponsors did not “undertake any independent evaluation of the fairness of the merger,” it would appear that they necessarily relied upon another party’s analysis. Please disclose which party’s analysis they relied upon, and state that they “adopt” this analysis. Alternatively, delete the statement that they did not undertake any independent evaluation of the fairness of the merger.

•	We note that Parent, Merger Sub, and Sponsors considered the “same factors” that the Special Committee considered. However, since the Special Committee adopted the financial advisors’ analyses and Parent, Merger Sub, and Sponsors did not, it appears that the factors differed in at least this respect. Please clarify which of the Special Committee’s factors Parent, Merger Sub, and Sponsors considered and which ones they did not consider. Further, as noted in previous comments, each filing person is required to consider the factors listed in instruction 2 to Item 1014 of Regulation M-A in connection with its fairness determination. See Q&A 20 of SEC Release No. 34-17719 (April 13, 1981).
RESPONSE: The disclosure on page 42 of the Proxy Statement has been revised in accordance with the Staff’s comment.

Mr. Jeffrey Riedler
Securities and Exchange Commission
October 12, 2006

Efforts to Complete the Merger, page 67
3.	We note the discussion in the first paragraph on page 68 of a possible tender offer or redemption of the company’s notes. Please update this discussion to reflect the tender offer and consent solicitation that is described in a Form 8-K the Company filed on October 6, 2006.
RESPONSE: The disclosure on page 68 of the Proxy Statement has been revised in accordance with the Staff’s comment.

     Please do not hesitate to contact me at (615) 742-6223, Page Davidson of our firm at (615) 742-6253, or Ryan Thomas of our firm at (615) 742-7765 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ James H. Cheek, III

James H. Cheek, III

Enclosures

cc:	Gregory S. Belliston, Securities and Exchange Commission

Jack O. Bovender, Jr., HCA Inc.
Robert A. Waterman, HCA Inc.
John M. Franck II, HCA Inc.

J. Page Davidson, Bass, Berry & Sims PLC
Ryan D. Thomas, Bass, Berry & Sims PLC

Creighton O’M. Condon, Shearman & Sterling, LLP
Clare O’Brien, Shearman & Sterling, LLP

David J. Sorkin, Simpson Thacher & Bartlett, LLP

James C. Morphy, Sullivan & Cromwell, LLP
John Evangelakos, Sullivan & Cromwell, LLP